

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2021

Alexander K. Arrow
Chief Financial Officer
Protagenic Therapeutics, Inc.\new
149 Fifth Avenue
New York, New York 10010

>   **Re: Protagenic Therapeutics, Inc.\new**
>   **Registration Statement on Form S-3**
>   **Filed August 13, 2021**
>   **File No. 333-258825**

Dear Dr. Arrow:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Jacqueline Kaufman at 202-551-3797 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Trade & Services

cc: Dean Colucci